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1.60x

$0
Invested of $

$100
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Poitín

Houston, TX

- **World-class cocktail service and top-notch food menu** paired in an inviting and comfortable dining experience
- **Anchor tenant** at Sawyer Yards in the vibrant Washington Avenue Arts District
- **Accomplished owner** with international acclaim and over 19 years of experience in the service and hospitality industry
- **Award-winning drinks program** brought from The Exchequer, Ian Tucker's successful restaurant group based in Ireland
- This investment is secured by a **blanket lien on all assets** of the business ❓

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Company Description

Poitín (pronounced "Put-cheen") is a new full-service bar and restaurant opening in Houston's vibrant Washington Avenue Arts District. Founded by Ian Tucker, an experienced international restaurateur, the restaurant will leverage the best elements of his prior success while also adapting to the unique scene and culture of Poitín's new space.

Poitín's 9,500 square foot space includes a large, open space with floor to ceiling windows surrounding a vaulted roof. The interior will include several different sections with different configurations that seats up to 260. The back opens up to a large outdoor patio with a view of downtown Houston sparkling in close proximity, with 70 seats on the patio. Additional standing room for 50 will be available around the bar area.





The business will pull heavily from the leadership's experience with The Exchequer (based in Dublin, Ireland), a bar and restaurant group owned by Tucker. Its award-winning cocktail program is unlike any other in Ireland, gaining national recognition within its first year and expanding into a second successful location. The Exchequer was awarded Best Cocktail Experience in Ireland 3 out of the last 5 years (2012, 2013 and 2016).

Poitín will be open for a full dining schedule that includes lunch and dinner for seven days a week, plus a weekend brunch. The menu will consist of a mixed cuisine offering with Continental, American and Mexican being at the forefront.

The bar will also include extensive wine and beer menus with a creative cocktail menu. Poitín's drinks offering will be its main attraction, with a big emphasis on creating an exciting and revolutionary cocktail menu. The mixologist and bar lead responsible for The Exchequer's cocktail program will be flown in to set up Poitín's bar.



Ian Tucker's team at The Exchequer in Dublin, Ireland has delivered an award-winning cocktail experience for several years. Photo Credit: McKennas' Guides

Poitín plans to open its doors in the first quarter of 2018.

Key Terms

Issuer	Suite 100 Edwards Management, LLC
Securities	Revenue Sharing Notes
Offering Amount	**Minimum $300,000** to **maximum $500,000**
Investment Multiple ?	**1.60x**
Payments ?	**Monthly**
Revenue Sharing Percentage	4.25% of the Issuer's **monthly gross revenue**
Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The capital raised on NextSeed will be used for the construction and build-out of the new restaurant and bar.



A
B
WOMENS R.R.
MENS R.R.
KITCHEN
CENTRAL DINING ROOM
BAR
KITCHEN CORRIDOR
SOUTH DINING ROOM
FIRER RISER

Total Payment Calculator

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⬍	1.60x	48 months	$160

Revenue Sharing Summary*

Once the Issuer commences operations, it will share 4.25% of each month's gross revenue with the investors as a group until they are paid in full.

Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X	$400,000
Revenue sharing percentage	4.25%
Total payment for month X	$17,000

Assuming that the total amount raised through this offering is $500,000, and Investor A invested $5,000, Investor A is entitled to receive 1.0% of the $17,000 shared with investors for month X. Therefore, **Investor A is paid $170 for month X**.

* The calculations above are mathematical illustration only and may not reflect actual performance. They do not take into account NextSeed fees of 1% on each payment made to investors. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments. Read Less

Bonus Rewards

EARLY BIRD REWARD
First 100 investors who invest $1,000 or more will receive a $50 gift card to Poitin

Invest $1,000 or more
Receive an **invitation for 2 to the Poitín launch party** at Sawyer Yards

Invest $5,000 or more
Everything above, plus receive an **invitation for 2 to a mixology class** hosted by the expert mixologists at Poitín

Invest $10,000 or more
Everything above, plus an **intimate dinner for 2** specially planned and hosted by Ian Tucker

Invest $25,000 or more

Everything above, plus a **private cocktail party** for up to 10 guests

Invest $50,000 or more

Everything above, plus you **name a cocktail** on the menu

Business Model

Poitín will be open daily for lunch and dinner, serving from 11am to midnight. The bar will remain open until 2 AM from Thursday to Saturday.

The expected capacity of the premises is 380. This includes 260 people seated inside, 70 seated outdoors on the patio, and an additional 50 people standing around the bar area.



Poitín will be targeting a wide range of clientele, including young professionals, families, corporate clients, and retail and hospitality workers. Its general target market is 25-60 years old, looking for a premium food and drinks offering in a comfortable and casual setting. Poitín will cater to those looking for drinks and snacks as well as those who require a more substantial three-course meal without feeling rushed.

Poitín's target clientele wants great service and high quality food & drinks. And, above all, a welcoming and relaxed atmosphere is a must. Dining out, meeting friends for drinks, and watching sports in the local bar is an integral part of life for Houstonians, and Poitín aims to deliver an experience that exceeds expectations.

Value for money is also a cornerstone of the business model. Poitín will offer food and drinks at competitive prices. Poitín will encourage dining with a pricing structure that ranges from affordable to a higher end experience. Appetizers will be priced at approximately $9-$15, with main courses ranging from $19 to ~$50. Affordable cocktail and wine menus will also appeal to many customers.

The bar at Poitín will play a feature role, and owner Ian Tucker's prior success with The Exchequer in Ireland

will bring a world-class experience to this aspect of the business. The Exchequer was recognized as the top cocktail experience in Ireland starting in its first year of operations. Houston is one of America's most vibrant and energetic nightspots, with tens of thousands of people enjoying nights out in its various bars and clubs.



Poitín will fulfill a role as a bar that offers high quality, premium drinks in one of the most comfortable and atmospheric spaces in the city. Poitín will offer drink service until approximately midnight Sunday to Wednesday, and a late bar that runs until 2am from Thursday to Saturday. Emphasis will be placed on quality with a focus on premium liquor brands and high-end, mixology-style cocktails – but without excessive pricing for the customer. The drink menu will also be made up of worldly wines and both domestic and foreign craft beers. With the intention of becoming the best cocktail bar in the city, Poitín will also dedicate a section of the premises entirely to cocktails.

Poitín will develop a **lunch menu** and service geared towards professionals, corporate groups and those working "anti-social" hours. High quality food will be met with fast and efficient service. Examples of menu items include fresh seafood, tacos, organic burgers, homemade soups, gourmet sandwiches, and a variety of fresh salads with an emphasis on healthy, non-processed food. Adair Kitchen (Houston), North Italia (Houston), and True Foods (multiple) share lunch menus that are similar to what Poitín aims to deliver. All three operate in the Galleria and Uptown district, several miles away.

In the **early evenings**, tens of thousands of Houstonians travel directly to restaurants and bars at the end of their work day. Poitín's evening menus will be geared towards those looking to unwind after a day's work and to groups of friends or colleagues who are simply looking to enjoy either a nice meal or some bar snacks. The evening menus will be quite varied but retain an emphasis placed on offering food menus that compliment a bar environment. Examples of venues that are comparable to Poitín's evening food offering to would be B&B Butchers (Houston), 777 (Dublin, Ireland), and Olive & Ivy (Phoenix, AZ).

Weekend brunch is fast becoming the most popular dining experience across major cities, and Houston is no different. With the plethora of weekend sports on television – in particular college and NFL football on Saturdays and Sundays – Houstonians head out to meet friends and family for brunch and drinks. Poitín's brunch menu will offer a mixture of traditional European and American items with a specially designed brunch cocktail menu to complement them perfectly. Brunch menus such as those available at Backstreet Café (Houston) and San Lorenzo's (Dublin, Ireland) represent a mix of Poitín's focus.

Within Poitín's layout and design, multiple **private seating areas** of varying sizes can be utilized for private

dining and private parties. This provides an extra edge in targeting corporations and business clients, a market that is regularly searching for venues in which to host business lunches or after-work dinner and drinks. Catering, event, and group menus will be crafted to serve this clientele.

Promotional Efforts

Poitín's promotional strategy will be wide-ranging and extensive. A mix of programs is being developed to engage the local community, including local residents and businesses. Unique VIP evenings for the neighborhood, loyalty cards and other promotional materials, and cross-promotional events with businesses in the area represent a cross-section of efforts tied into the launch of Poitín.

The company will also be a strong advocate of local community-building efforts. Ian's prior experience as the Chairman of the Restaurant Association of Ireland and his experience in running an annual food and drinks festival, Taste of Dublin, reflect the level of engagement the team will take.

Additionally, one of Houston's premier PR and marketing firms (On the Mark Communications) has been retained to develop the launch and media presence of the business. Read Less

Location Analysis

Poitín will be located at Sawyer Yards (2313 Edwards St., Suite 100, Houston, TX 77007), close to the busy Washington Avenue corridor and conveniently located near I-10.



2313
Edwards St
Houston
GREATER HEIGHTS
LAZY BROOK - TIMBERGROVE
WASHINGTON AVE MEMORIAL
Memorial Park Golf Course
Memorial Park
River Oaks Country Club
AFTON OAKS - RIVER OAKS
MIDTOWN
SECOND WARD
GREATER FIFTH WARD
GREATER EASTWOOD
GREATER THIRD WARD
GREENWAY - UPPER KIRBY
Katy Fwy
I-10
I-45
US-59
E 11th St
W 11th St
Pecore St
Quitman St
Harrisburg Blvd
Westheimer Rd
Montrose Blvd
Durham Dr
Washington Ave

The building at Sawyer Yards boasts 40,000 square feet of urban redevelopment, offering retail space that is central to the Heights, Midtown, Rice Military and Downtown. Its 38-foot pitched roof gives the space a big, open feel, and the patio space on the Southeast corner opens up to a unique and unobstructed view of Downtown.

The master planned community around Sawyer Yards is a creative campus spanning 40 acres of industrial warehouses in Houston's Historic First Ward neighborhood. Densely occupied by art studios, galleries, restaurants, unique fitness concepts, breweries and a public art plaza, this area has become an important local arts and entertainment destination. In addition to major art openings and recurring markets, Sawyer Yards regularly hosts public programs in partnership with the Washington Avenue Arts District, a state-recognized cultural district with the largest population of working artists in the country.



The creative area known as Washington Arts District is comprised of Sawyer Yards, The Silos, Spring Street Studios and Winter Street Studios.

Within a one mile radius of Poitín, median income is approximately 153% greater than the national average and average expenditures are approximately 102% greater than the national average, with growth at approximately 20% increase in the next seven years. (Piinpoint) The map below shows Poitín's location relative inside Houston's inner loop and its proximity to major highways.

Houston itself is a dynamic mix of imagination, talent and first-class attractions. Alive with energy and rich in diversity, Houston offers an outstanding array of activities, restaurants and retail shopping. Houston, and in particular the area inside "the loop", has many bars, pubs and restaurants. The city offers more than 11,000 restaurants ranging from award-winning and upscale to memorable deli shops. (About Houston) All of this is to meet the tremendous demand of the city. Houstonians eat out more than residents of any other city (5.5 times per week vs. the national average of 4.4 times per week).

Houston is the 4th most populous city in the US, quickly climbing to third.

- Broad industrial base in energy, manufacturing, aeronautics and transportation.
- Home to the world's largest concentration of research and healthcare institutions.
- Only New York City is home to more Fortune 500 headquarters.
- The Port of Houston ranks first in the US in international waterborne tonnage handling.
- Considered to be the most diverse city in the US - over 90 languages spoken and 92 established consular offices.
- One of the youngest populations in the US.
- The University of Houston System's annual impact on the Houston area's economy equates to that of a major corporation; $1.1 billion in new funds attracted annually to the Houston area, $3.13 billion in total economic benefit and 24,000 local jobs guaranteed.
- 80.5% of graduates still live and work in the region after 5 years.
- Sports teams in every major professional league (except the NHL).
- An average of 130,000+ people attend home games across the four major sports of American football, soccer, baseball and basketball

Read Less

Leadership



Ian Tucker, *Owner*

Ian has been involved in the service industry since the age of 17, working in various hotels, restaurants, bars, nightclubs and sales in various countries.

Ian launched The Exchequer, a highly-respected restaurant and bar in Dublin, Ireland in 2009.

Starting the business from scratch and growing it from the ground up was certainly a challenge. But since opening, The Exchequer has gone from strength to strength, winning numerous awards, including Best Gastropub in Ireland 2010, Best Cocktail Experience 2012, 2013 and 2016, and Heineken's Best Bar in Ireland 2014. They have also been included every year since they opened in the Bridgestone 100 Best Restaurants in Ireland guide. The Exchequer is now regarded as one of the most established bar & restaurants in Dublin and is renowned for its high quality of drinks, food and service. The Exchequer has returned a net profit each year since inception, despite opening just after the beginning of the worst recession in Ireland's history.

In his role as President and CEO of The Exchequer Group, Ian has been completely responsible for the day to day running of the Group's businesses. His duties have included, but were not limited to staffing, vendor sourcing, maintaining affordable labor and supply costs, pricing, maintenance and upkeep of the facilities, customer service, marketing and advertising, and preparation of monthly and annual accounts.

Early 2014 saw the restaurant group open its second location, The Exchequer Wine Bar. This venue differed from the original Exchequer with a large focus on wine (over 130 available) and greater focus on food.

Ian completed an Economics and Mathematics degree at Trinity College in Dublin. He served as the Chairman of the Restaurant Association of Ireland from 2013-2015.

History

⭐ **December 2016**
Lease signed at Sawyer Yards

⭐ **October 2017**
Construction expected to begin

⭐ **February 2018**
Construction expected to be complete

⭐ **March 2018**
Anticipated opening of Poitín

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